Exhibit 8.1

List of Subsidiaries of SU Group Holdings Limited

Name of Subsidiaries	Jurisdiction
SU Group Investment Limited	British Virgin Islands
Shine Union Limited	Hong Kong
Fortune Jet Management & Training Co. Limited	Hong Kong